SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period August 26, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 31, 2008 to August 26, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	26 August, 2008

Public Announcement 2008 – 36AWC

Attached is an announcement regarding an accelerated, pro rata entitlement offer (“Entitlement Offer”) by Alumina Limited.

/s/ Stephen Foster
Stephen Foster
Company Secretary

25 August 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina to raise $ 910 million in equity via an Accelerated Pro Rata Entitlement Offer

The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act).

Alumina Limited (“Alumina”) today announced that it will raise up to approximately $910 million through a fully underwritten accelerated, pro rata entitlement offer (“Entitlement Offer”) at an Offer Price of $3.00 per share. The Entitlement Offer will strengthen Alumina’s financial structure at a time that it is investing in major growth projects to capture the strong global demand for alumina.

Alumina Limited’s CEO, John Bevan commented “We are investing in additional capacity at a time of unprecedented global demand for alumina and aluminium. Investing in high quality, long life assets is increasingly important to meet the continued growth in demand from our customers and enhance our competitive position. The AWAC joint venture controls some of the world’s finest bauxite and alumina assets and has a proven history of strong cash flow distribution.”

“The proceeds will be used to fund Alumina’s share of the additional investment in AWAC’s projects in Brazil as announced on 21 July 2008 and to strengthen the balance sheet so that we are capitalised for the needs of the business including for increased working capital.”

The Entitlement Offer will also replace funds that would otherwise have been raised by underwriting the Dividend Reinvestment Plan (DRP) for the 2008 interim dividend. Alumina does not intend to underwrite the DRP for the 2008 final dividend.

The Alumina Board has determined that an Entitlement Offer is an appropriate way for Alumina to raise the required capital. Importantly, the structure of the Entitlement Offer means Eligible shareholders have the opportunity to maintain an undiluted interest in Alumina.

Accelerated Pro Rata Entitlement Offer

Eligible shareholders will be offered the opportunity to acquire new Alumina shares at $3.00 each on the basis of 5 new ordinary shares for every 19 existing ordinary shares. The offer price of $3.00 per share represents a 29.1% discount to the dividend adjusted closing price of Alumina shares on the Australian Securities Exchange (ASX) of $4.23 on 25 August 2008 and a 24.5% discount to the Theoretical Ex-Entitlement Price1.

Alumina will raise approximately $910 million through the fully underwritten Entitlement Offer, which will be conducted in two tranches:

•	An Institutional Entitlement Offer, through which Alumina expects to raise approximately $592 million; and

•	A Retail Entitlement Offer, through which Alumina expects to raise approximately $318 million.

[1]	Calculated using the last closing price on ASX of $4.23 as adjusted downwards for the 12c per share interim dividend.

The new shares issued under the Entitlement Offer will rank equally from allotment in all respects with existing Alumina shares, but will not be entitled to the 12c per share 2008 interim dividend to be paid on 14 October 2008.

Both the Institutional and Retail Entitlement Offers are fully underwritten at the Offer Price of $3.00 per share by the Joint Lead Managers.

The Record Date for the Entitlement Offer will be 7.00pm (AEST) on Friday, 29 August 2008. The Institutional Entitlement Offer will be conducted during the period 25 August to 27 August 2008, with the Retail Entitlement Offer to follow. To conduct the Institutional Entitlement Offer, Alumina has requested that ASX place Alumina shares, and the New York Stock Exchange place Alumina American Depositary Shares, in a trading halt until the re-commencement of trading on Monday, 1 September 2008. New Alumina ordinary shares not taken up by eligible shareholders (and those which would otherwise have been offered to ineligible shareholders) will be placed into an institutional or retail bookbuild, as applicable. Any premium above the offer price achieved in these bookbuilds will be remitted to relevant shareholders on a pro rata basis. The entitlements will not be tradeable on the ASX or otherwise transferable.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933 (as amended) or an exemption from registration. Any offering of securities in the United States will be made by means of a prospectus that contains detailed information about Alumina and the management of its business, as well as financial statements.

Important information

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007. Statements (including forward-looking statements) that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 35AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

15 August 2008

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY
Date of last notice	18 February 2008

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Dividend Reinvestment Plan.

Date of change	31 March 2008

No. of securities held prior to change	44,095 fully paid ordinary shares in Alumina Limited

Number acquired	On 31 March 2008, acquired 932 ordinary shares in Alumina Limited under the terms and conditions of the Dividend Reinvestment Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.67 per share was paid.

No. of securities held after change	45,027 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change